UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Kindred Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.25

(Title of Class of Securities)

494580103

(CUSIP Number)

Peter A. Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078-2789

973.912.2100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 23, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Mutual Advisers, LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

7,594,084 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

7,594,084 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,594,084

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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19.5%[1]

14. TYPE OF REPORTING PERSON

IA

________________________________________________________________________

 1The percentage of shares of Common Stock owned is based upon 38,884,519 shares of Common Stock outstanding at March 29, 2006 as set forth in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on March 30, 2006.

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This Amendment No. 3 amends and supplements the Schedule 13D originally filed by Franklin Mutual Advisers, LLC (“FMA”) with the Securities and Exchange Commission (the “SEC”) on April 30, 2001 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto filed with the SEC on November 16, 2001 and further amended by Amendment No. 2 thereto filed with the SEC on February 6, 2002 (the Original Schedule 13D, together with Amendment No. 1 and Amendment No. 2 thereto, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background

The responses set forth in Item 2 of the Original Schedule 13D are hereby amended by deleting the text of Item 2 in its entirety and replacing it with the following:

(a) Name:

Franklin Mutual Advisers, LLC (“FMA”)

(b) State of Organization:

Delaware

(c) Principal Business:

An investment adviser registered with the SEC and investment manager to a number of the open-end investment companies or other managed accounts.

Address of Principal Office:

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(a-f): The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and each controlling person, if any, of the reporting person named above is set forth in Exhibit A-1 hereto. To the best knowledge of the person listed in Item 2 hereof, each person listed on

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Exhibit A-1 is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A-1 attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Original Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The initial acquisition of securities included herein were acquired in connection with the Issuer's emergence from bankruptcy on April 20, 2001. On that date, debt of the Issuer owned by FMA's investment management clients was exchanged for new securities, including the Common Stock. Such debt was acquired with funds of approximately $122 million (including brokerage commissions). Thereafter, additional shares of Common Stock of the Issuer were acquired by FMA’s investment management clients from time to time. All funds used for the acquisitions above were provided by FMA's investment management clients' working capital.

In connection with the acquisition of shares of Common Stock of the Issuer pursuant to the exercise of certain Series A Warrants and Series B Warrants of the Issuer, as described in further detail in Exhibit D hereto, the aggregate exercise price for the applicable exercise of such warrants was paid using a net issuance method, pursuant to which the Issuer retained from the total number of shares issuable pursuant to the exercise of the Series A Warrants and Series B Warrants, as applicable, that number of shares having a fair market value on the date of exercise equal to the aggregate exercise price payable on that date.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 7,594,084 shares of Common Stock of the Issuer (the “Securities”), representing 19.5% of the outstanding Common Stock, are beneficially owned by one or more open-end investment companies or other managed accounts of FMA. Of the Securities, 34,750 shares represent the right to acquire shares of Common Stock within 60 days of the date hereof pursuant to the exercise of options granted to Michael J. Embler, an employee of FMA, in connection with his service on the Issuer's Board of Directors. In accordance with FMA's internal policy, all cash and non-cash compensation issued to FMA's employee in connection with such service will be distributed directly to

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FMA's investment management clients.

Investment management contracts with FMA’s investment management clients grant to FMA sole voting and investment power over the securities owned by or on behalf of its investment management clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 of the Act, the beneficial owner of the Securities.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a "group" with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(c) Other than the transactions described in Exhibit D of this statement, neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A-1, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

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(d) No person other than the respective investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Mutual Shares Fund, a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, as amended, and an investment management client of FMA, has an in interest in 2,873,783 shares, or 7.4%, of the class of securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is further amended by adding the following:

Exhibit A-1: Executive Officers of Reporting Person

Exhibit D: Transactions in the Past Sixty Days

Exhibit E: Kindred Healthcare, Inc. 2001 Stock Option Plan for Non-Employee Directors, Amended and Restated (incorporated herein by reference to Appendix B to the Issuer’s Proxy Statement on Schedule 14A dated March 29, 2004 (Comm. File No. 001-14057) filed with the SEC on March 29, 2004)

Exhibit F: Form of Kindred Healthcare, Inc. Non-Qualified Stock Option Grant Agreement under the 2001 Stock Option Plan for Non-Employee Directors, Amended and Restated (incorporated herein by reference to Exhibit 10.99 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2005 (Comm. File No. 001-14057) filed with the SEC on March 8, 2006)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 4, 2006

Franklin Mutual Advisers, LLC

/s/ Bradley Takahashi

Name: Bradley Takahashi

Title: Vice President

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EXHIBIT A-1

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
James R. Baio	Executive Vice President/Chief Financial Officer, FRI; Senior Vice President/Chief Financial Officer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Vice President/Treasurer, FRI; Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Ephraim Karpel	Vice President-Trading, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Barbara J. Green	Vice President/Deputy General Counsel/Secretary, FRI; Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FMA; Chief Compliance Officer for FRI and its direct and indirect subsidiaries	Templeton Worldwide, Inc. 500 East Broward Blvd. Fort Lauderdale, FL 33394-3091

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FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

Parent company of a number of investment managers and administrative companies providing investment management and other services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser with the SEC and investment manager to a number of the open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which is a wholly-owned subsidiary of FRI.

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EXHIBIT D

TRANSACTIONS IN THE PAST SIXTY DAYS

Exercise of Warrants and Net Issuance of Shares of Common Stock:

Date	No. of Shares	Price

3/23/06	1,095,152	$15.000 (1)
3/23/06	2,737,878	$16.665 (2)
3/23/06	(2,594,238)	$23.920 (3)
3/27/06	63,328	$16.665 (2)
3/27/06	(44,176)	$23.890 (3)
3/29/06	25,332	$15.000 (1)
3/29/06	(15,310)	$24.820 (3)

(1)	Exercise of Series A Warrants
(2)	Exercise of Series B Warrants
(3)	Price and number of shares of Common Stock used for purposes of determining the net issuance of shares of Common Stock